January 15, 2020

George Lasezkay, Pharm.D., J.D.
Chief Executive Officer
Clearside Biomedical, Inc.
900 North Point Parkway, Suite 200
Alpharetta, Georgia 30005

       Re: Clearside Biomedical, Inc.
           Registration Statement on Form S-3
           Filed January 10, 2020
           File No. 333-235880

Dear Dr. Lasezkay:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Brent B. Siler, Esq.